# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fermi Inc., CIK 0002071778
CUSIP: 314911108
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 620 S. Taylor, Suite 301, Amarillo, Texas (TX), 79101
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001098464

## Reporting persons
- Melissa A. Neugebauer 2020 Trust: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 94,359,659; sole dispositive power 0; shared dispositive power 94,359,659; aggregate amount beneficially owned 94,359,659 (16.4% of the class)
  Comment: Aggregate amount beneficially owned consists of 94,359,659 shares of Common Stock held by the Melissa A. Neugebauer 2020 Trust, for which Toby Neugebauer serves as the investment trustee. As the investment trustee, Mr. Neugebauer may be deemed to hold voting and investment power with respect to the shares of Common Stock held by the Melissa A. Neugebauer 2020 Trust. Mr. Neugebauer disclaims beneficial ownership of the shares of Common Stock held by the Melissa A. Neugebauer 2020 Trust except to the extent of his pecuniary interest therein.
  
  Percent ownership is calculated based on 574,977,840 shares of Common Stock outstanding as of September 30, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2025.
- Vicksburg Investments Management LLC: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 40,156,376; sole dispositive power 0; shared dispositive power 40,156,376; aggregate amount beneficially owned 40,156,376 (7% of the class)
  Comment: Aggregate amount beneficially owned consists of 40,156,376 shares of Common Stock held by Vicksburg Investments Management LLC, for which Mr. Neugebauer is a managing member.
  
  Percent ownership is calculated based on 574,977,840 shares of Common Stock outstanding as of September 30, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2025.
- Toby Neugebauer: type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); sole voting power 4,500,000; shared voting power 139,601,446; sole dispositive power 4,500,000; shared dispositive power 139,601,446; aggregate amount beneficially owned 144,101,446 (24.1% of the class)
  Comment: Aggregate amount beneficially owned consists of 94,359,659 shares of Common Stock held by the Melissa A. Neugebauer 2020 Trust, for which Toby Neugebauer serves as the investment trustee and may be deemed to hold voting and investment power with respect to the shares of Common Stock held by the Melissa A. Neugebauer 2020 Trust. Mr. Neugebauer disclaims beneficial ownership of the shares of Common Stock held by the Melissa A. Neugebauer 2020 Trust except to the extent of his pecuniary interest therein. Also consists of 40,156,376 shares of Common Stock held by Vicksburg Investments Management LLC, for which Mr. Neugebauer is a managing member, and 4,500,000 shares of Common Stock held by TMNN Manager LLC, for which Mr. Neugebauer is a managing member.
  
  Percent ownership is calculated based on 574,977,840 shares of Common Stock outstanding as of September 30, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2025.

## Item 1. Issuer
Name of issuer: Fermi Inc.
Address of issuer's principal executive offices: 620 S. Taylor, Suite 301, Amarillo, Texas 79101

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of:

Melissa A. Neugebauer 2020 Trust

Vicksburg Investments Management LLC

Toby Neugebauer
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 10777 Strait Lane, Dallas, TX 75229.
Citizenship: See response to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on each cover page.

94,359,659 shares of Common Stock are directly held by the Melissa A. Neugebauer 2020 Trust, for which Toby Neugebauer serves as the investment trustee. As investment trustee, Mr. Neugebauer may be deemed to hold voting and investment power with respect to the shares of Common Stock held by the Melissa A. Neugebauer 2020 Trust. Mr. Neugebauer disclaims beneficial ownership of the shares of Common Stock held by the Melissa A. Neugebauer 2020 Trust except to the extent of his pecuniary interest therein.

As a Managing Member of each of Vicksburg Investments Management LLC and TMNN Manager LLC, Mr. Neugebauer may also be deemed to hold voting and investment power of the 40,156,376 shares of Common Stock held by Vicksburg Investments Management LLC and the 4,500,000 shares of Common Stock held by TMNN Manager LLC. Nothing in this statement shall be deemed an admission of beneficial ownership of the reported securities for purposes Section 13(d) or Section 13(g) of the Exchange Act.
Percent of class: See response to Item 11 on each cover page.
Sole power to vote or to direct the vote: See response to Item 5 on each cover page.
Shared power to vote or to direct the vote: See response to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
A Joint Filing Agreement

## Signatures
- Melissa A. Neugebauer 2020 Trust: /s/ Toby Neugebauer, Toby Neugebauer/Investment Trustee (11/14/2025)
- Vicksburg Investments Management LLC: /s/ Toby Neugebauer, Toby Neugebauer/Managing Member (11/14/2025)
- Toby Neugebauer: /s/ Toby Neugebauer, Toby Neugebauer (11/14/2025)